United States
Secutities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act
of 1934

(Amendment No. __)*

Issuer: CIM Commercial Trust Corporation
Address: 17950 Preston Road, Suite 600, Dallas, TX 75252

Person Filing: Treasurer of the State of North Carolina
Address: 3200 Atlantic Avenue, Raleigh, NC 27604
Citixenship: United States
Title and Class of Securities: Common Stock - Class
CUSIP No.: 125525105
Person filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(l)(ii)(F)

Amount Beneficially Owned: 2,350,843
Percent of Class: 5.37
Number of shares to vote 100%